CE Franklin Ltd.

Interim Consolidated Balance Sheets - Unaudited

	March 31	December 31
(in thousands of Canadian dollars)	2009	2008
Assets

Current assets
Accounts receivable	90,647	100,513
Inventories	114,569	119,459
Other	1,837	9,529
	207,053	229,501

Property and equipment	9,522	9,528
Goodwill	20,570	20,570
Future income taxes (note 4)	964	1,186
Other	530	649
	238,639	261,434

Liabilities

Current liabilities
Bank operating loan	40,155	34,948
Accounts payable and accrued liabilities	53,834	83,258
Income taxes payable (note 4)	-	3,405
	93,989	121,611

Long term debt	500	500
	94,489	122,111

Shareholders* Equity
Capital stock	22,275	22,498
Contributed surplus	18,876	18,835
Retained earnings	102,999	97,990
	144,150	139,323
	238,639	261,434

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Operations and Comprehensive Income - Unaudited

	Three months ended		Twelve months Ended

(in thousands of Canadian dollars except shares and per share amounts)	March 31		December 31
	2009	2008	2008	2007

Sales	140,732	140,582	547,429	466,275
Cost of sales	114,367	113,521	439,760	381,694
Gross profit	26,365	27,061	107,669	84,581

Other expenses
Selling, general and administrative expenses	16,857	16,873	71,832	58,053
Amortization	555	617	2,367	2,795
Interest expense	193	438	1,031	2,031
Foreign exchange loss/(gain)	1	(2)	242	837
	17,606	17,926	75,472	63,716

Income before income taxes	8,759	9,135	32,197	20,865

Income tax expense/(recovery) (note 4)
Current	2,535	2,931	10,474	7,541
Future	222	(78)	221	(243)
	2,757	2,853	10,695	7,298

Net and comprehensive income for the period	6,002	6,282	21,502	13,567

Net income per share (note 3e)
Basic	0.33	0.34	1.18	0.74
Diluted	0.33	0.34	1.16	0.72

Weighted average number of shares outstanding (000's)
Basic	18,013	18,333	18,255	18,337
Diluted (note 3e)	18,189	18,523	18,537	18,807

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Cash Flow - Unaudited

	Three months ended		Twelve months ended
	March 31	March 31	December 31	December 31
(in thousands of Canadian dollars)	2009	2008	2008	2007

Cash flows from operating activities
Net income for the period	6,002	6,282	21,502	13,567
Items not affecting cash -
Amortization	555	617	2,367	2,795
Future income tax expense/(recovery)	222	(79)	221	(243)
Loss on disposal of capital assets	-	-	74	-
Stock based compensation expense	304	293	1,610	1,924
	7,083	7,113	25,774	18,043
Net change in non-cash operating working capital balances
Accounts receivable	9,866	(23,039)	(10,997)	5,633
Inventories	4,890	8,515	(33,138)	12,974
Other current assets	8,003	1,620	(6,619)	79
Accounts payable and accrued liabilities	(29,423)	27,767	38,128	(25,214)
Income taxes payable	(3,625)	2,646	4,253	(1,667)
	(3,206)	24,622	17,401	9,848

Cash flows from/(used in) financing activities
Increase/(decrease) in bank operating loan	5,207	(23,190)	(9,353)	10,293
Issuance of capital stock	155	1	49	579
Purchase of capital stock through normal course issuer bid	(1,384)	-
Purchase of capital stock in trust for Share Unit Plans	(250)	(496)	(2,058)	(325)
	3,728	(23,685)	(11,362)	10,547

Cash flows used in investing activities
Purchase of property and equipment	(522)	(937)	(5,602)	(1,956)
Business acquisitions	-	-	441	(17,963)
	(522)	(937)	(5,161)	(19,919)

Change in cash and cash equivalents during the period	-	-	878	476

Cash and cash equivalents- Beginning and end of period	-	-	-	-

Cash paid during the period for:
Interest on bank operating loan	193	438	1,001	1,999
Income taxes	6,160	163	6,791	9,375

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Changes in Shareholders’ Equity - Unaudited

(in thousands of Canadian dollars and number of shares)	Capital Stock
	Number of Shares	$		Contributed Surplus		Retained Earnings		Shareholders' Equity

Balance - December 31, 2007	18,370	24,306		17,671		76,243		118,220

Stock based compensation expense	-	-		293		-		293
Stock options excercised	2	6		(5)		-		1
Share Units exercised	3	54		(54)		-		-
Purchase of shares in trust for Share Unit Plans	(75)	(496)		-		-		(496)
Net income	-	-		-		6,282		6,282
Balance - March 31, 2008	18,300	23,870		17,905	0	82,525		124,300

Balance - December 31, 2008	18,094	22,498		18,835		97,990		139,323
Stock based compensation expense	-	-		304		-		304
Normal Course Issuer Bid	(303)	(391)		-		(993)		(1,384)
Stock options exercised	52	372		(217)		-		155
Share Units exercised	31	47		(47)		-		-
Purchase of shares in trust for Share Unit Plans	(50)	(250)		-		-		(250)
Net income	-	-	0	-		6,002		6,002
Balance - March 31, 2009	17,824	22,275	-	18,876	-	102,999	-	144,150

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

Note 1 - Accounting Policies

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada applied on a consistent basis with CE Franklin Ltd.’s (the “Company”) annual consolidated financial statements for the year ended December 31, 2008.  These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements and the notes thereto for the year ended December 31, 2008.

Effective January 1, 2009 the Company adopted section 3064 – Goodwill and Intangible Assets.  The standard addresses the accounting treatment of internally developed intangibles and the recognition of such assets.  The adoption of this Standard has had no impact on the Company.

These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

Note 2 – Inventory

Inventories consisting primarily of goods purchased for resale are valued at the lower of average cost or net realizable value. Inventory obsolescence expense was recognized in the three month period ending March 31, 2009 of $945,000 (2008 - $236,000). As at March 31, 2009 and December 31, 2008 the Company had recorded reserves for inventory obsolescence of $3.7 million and $2.8 million respectively.

Note 3 – Share Data

At March 31, 2009, the Company had 17.8 million common shares and 1.2 million options outstanding to acquire common shares at a weighted average exercise price of $5.95 per common share, of which 751,055 options were vested and exercisable at a weighted average exercise price of $4.97 per common share.

a) Stock options

Option activity for each of the three month periods ended March 31 was as follows:

There were no options granted during the three month period ended March 31, 2009. A total of 75,588 share options were granted at a weighted average strike price of $6.26 in the three month period ended March 31, 2008 for a fair value of $274,000. The fair value of the options granted was estimated as at the grant date using the Black-Scholes option pricing model, using the following assumptions:

2008
Dividend yield	Nil
Risk-free interest rate	3.88%
Expected life	5 years
Expected volatility	50%

Stock Option compensation expense recorded in the three month period ended March 31, 2009 was $178,000 (2008 - $170,000).

b) Share Unit Plans

The Company has Restricted Share Unit (“RSU”), Performance Share Unit (“PSU”) and Deferred Share Unit (“DSU”) plans (collectively the “Share Unit Plans”), where by RSU’s, PSU’s and DSU’s are granted entitling the participant, at the Company’s option, to receive either a common share or cash equivalent value in exchange for a vested unit.  For the PSU plan the number of units granted is dependent on the Company meeting certain return on net asset (“RONA”) performance thresholds during the year of grant.  The multiplier within the plan ranges from 0% - 200% dependant on performance.  The vesting period for RSU’s and PSU’s is three years from the grant date. DSU’s vest on the date of grant.  Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to compensation expense and contributed surplus.  The contributed surplus balance is reduced as the vested units are exchanged for either common shares or cash. Share Unit Plan activity for the three month periods ended March 31 was as follows:

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

Share unit plan compensation expense recorded in the three month period ended March 31, 2009 was $126,000 (2008- $123,000).

c) The Company purchases its common shares on the open market to satisfy Share Unit Plan obligations through an independent trust.  The trust is considered to be a variable interest entity and is consolidated in the Company’s financial statements with the number and cost of shares held in trust, reported as a reduction of capital stock.  During the three month period ended March 31, 2009, 50,000 common shares were acquired by the trust (2008 – 75,000) at a cost of $250,000 (2008 - $496,000).

d) Normal course issuer bid (“NCIB”)

On January 6, 2009, the Company announced a NCIB to purchase for cancellation, up to 900,000 common shares representing approximately 5% of its outstanding common shares. As at March 31, 2009, the Company had purchased 302,800 shares at a cost of $1,384,000.

e) Reconciliation of weighted average number of diluted common shares outstanding (in 000’s)

The following table summarizes the common shares in calculating net earnings per share:

	Three Months Ended
	March 31	March 31
	2009	2008

Weighted average common shares outstanding - basic	18,013	18,333
Effect of Stock options and Share Unit Plans	176	190
Weighted average common shares outstandig - diluted	18,189	18,523

Note 4 – Income taxes

a)

The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

	Three Months Ended				Twelve Months Ended
	March 31				December 31
	2009	%	2008	%	2008	%	2007	%

Income before income taxes	8,759		9,135		32,306		20,865
Income taxes calculated at expected rates	2,565	29.3	2,736	3,000.0	9,664	29.9	6,807	32.6
Non-deductible items	166	1.9	83	90.0	530	1.6	434	2.1
Capital taxes	16	0.2	8	10.0	56	0.2	44	0.2
Adjustments on filing returns & other	10	0.1	26	30.0	445	1.5	13	0.1
	2,757	31.5	2,853	3,130.0	10,695	33.2	7,298	35.0

As of March 31, 2009 included in other current assets are income taxes receivable of $221,000 (December 31, 2008 - $3,405,000 payable).

b)

Future income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purpose. Significant components of future income tax assets and liabilities are as follows:

As at March 31	2009	2008
Assets
Property and equipment	836	891
Share Unit Plan expense	208	674
Other	274	291
	1,318	1,856
Liabilities
Goodwill and other	354	375
Net future income tax asset	964	1,481

The Company believes it is more likely than not that all future income tax assets will be realized.

Note 5- Capital Management

The Company’s primary source of capital is its shareholders equity and cash flow from operating activities before net changes in non-cash working capital balances. The Company augments these capital sources with a $60 million, 364 day bank operating loan facility which is used to finance its net working capital and general corporate requirements. The bank operating facility is arranged through a syndicate of three banks and matures in July 2009.  The Company anticipates that its bank operating facility will be extended for an additional 364 day period in the normal course.

The maximum amount available to borrow under this facility is subject to a borrowing base formula applied to accounts receivable and inventories, and a covenant restricting the Company’s average guaranteed debt to 2.25 times trailing 12 month earnings before interest, amortization and taxes. As at March 31, 2009, this ratio was 0.8 times (December 31, 2008 – 0.7 times) and the maximum amount available to be borrowed under the facility was $60 million. In management’s opinion, the Company’s available borrowing capacity under its bank operating facility and ongoing cash flow from operations, are sufficient to resource its anticipated contractual commitments. The facility contains certain other restrictive covenants, which the Company was in compliance with as at March 31, 2009.

Note 6 – Financial Instruments and Risk Management

a)

Fair Values

The Company’s financial instruments recognized on the consolidated balance sheet consist of accounts receivable, accounts payable and accrued liabilities, bank operating loan, long term debt and obligations under capital leases. The fair values of these financial instruments, excluding the bank operating loan, long term debt and obligations under capital leases, approximate their carrying amounts due to their short- term maturity. At March 31, 2009, the fair value of the bank operating loan, long term debt and obligations under capital leases approximated their carrying values due to their floating interest rate nature and short term maturity.

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

b)

Credit Risk

A substantial portion of the Company’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.  The Company follows a program of credit evaluations of customer’s and limits the amount of credit extended when deemed necessary.

The Company maintains provisions for possible credit losses that are charged to selling, general and administrative expenses by performing and analysis of specific accounts.  Movement of the allowance for credit losses for the three month periods ended March 31 was as follows:

As at March 31	2009	2008
Opening balance	2,776	1,454
Increase during period	168	698
Write-offs	(425)	-
Closing balance	2,519	2,152

Trade receivables over 90 days were 10% of total trade receivables as at March 31, 2009 (2008 – 9%).

c)

Market Risk

The Company is exposed to market risk from changes in the Canadian prime interest rate which can impact its borrowing costs. The Company purchases certain products in US dollars and sells such products to its customer typically priced in Canadian dollars. As a result, fluctuations in the value of the Canadian dollar relative to the US dollar can result in foreign exchange gains and losses.

d)

Risk Management

From time to time the Company enters into foreign exchange forward contracts to manage its foreign exchange market risk by fixing the value of its liabilities and future purchase commitments. The Company’s foreign exchange risk arises principally from the settlement of the United States dollar denominated net working capital balances as a result of product purchases denominated in United States dollars.  As at March 31, 2009, the Company had contracted to purchase US$2.0 million at fixed exchange rates with terms not exceeding six months. The fair market value of the contract was nominal.

Note 7 – Related Party Transactions

Smith International Inc. (“Smith”) owns approximately 55% of the Company’s outstanding shares.  The Company is the exclusive distributor in Canada of down hole pump production equipment manufactured by Wilson Supply, a division of Smith.  Purchases of such equipment conducted in the normal course on commercial terms were as follows:

	March 31 2009	March 31 2008
Cost of sales for the Three months ended	1,674	3,056

Cost of sales for the Twelve months ended	10,680	9,253

Inventory	4,286	4,295

Accounts Payable and accrued liabilities	128	943

The Company pays facility rental expense to an operations manager in the capacity of landlord, reflecting market based rates. For the three month period ended March 31, 2009, these costs totaled $210,000 (2008 $24,000).

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

Note 8 - Segmented reporting

The Company distributes oilfield products principally through its network of 44 branches located in western Canada to oil and gas industry customers.  Accordingly, the Company has determined that it operated through a single operating segment and geographic jurisdiction.